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EXHIBIT 99.31



Contact:    Jerry B. Hook, Ph.D.                Martin Rose, M.D., J.D.

            Chairman, President & CEO           Vice President, Clinical &
                                                Regulatory Affairs

            Sparta Pharmaceuticals, Inc.        Sparta Pharmaceuticals, Inc.

            (215) 442-1700, Ext. 205            (215) 442-1700, Ext. 219



FOR IMMEDIATE RELEASE





                     Sparta Pharmaceuticals, Inc. Completes

             Patient Enrollment for RII Retinamide Phase I/II trial





Horsham, PA, June 1, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAD, SPTAU, SPTUD, SPTAW, SPTAZ, SPTAL AND SPTLD) announces that patient enrollment for Sparta's RII Retinamide Phase I/II trial is complete. RII Retinamide is a retinoid compound which is being evaluated by Sparta in patients with myelodysplastic syndromes. The trial, which involves treatment of patients with RII Retinamide for six months, was designed to evaluate safety, tolerability, response rate and pharmacokinetics. Extensive chemical and statistical analysis will be conducted when the treatment phase is complete. Sparta expects results from this trial during the first quarter of 1999.



Myelodysplastic syndromes, or MDS, are a group of conditions characterized by the failure to produce normal blood cells leading to bone marrow failure or leukemia and eventually death. RII Retinamide and certain other retinoids which are derivatives of Vitamin A, were first discovered by Chinese scientists to have therapeutic effects in a variety of malignant and pre-malignant conditions. They work by a mechanism referred to as "re-differentiation" to normalize cells that have become abnormal, or dysplastic.



Sparta has an exclusive worldwide license (excluding China) to RII Retinamide from the Institute of Materia Medica in Beijing, China where Dr. Jui (Rui) Han, one of the foremost Chinese scientists in this field, has worked on RII Retinamide.



This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including the success and timing of clinical trials and the receipt of necessary approvals by the FDA. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.



Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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